SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Governance, Risk and Compliance Executive Director

Rio de Janeiro, November 25, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors approved, at a meeting held today, to create the position of Executive Director of Governance, Risk and Compliance with the duty of ensuring process compliance and risk mitigation, including, fraud and corruption, therefore guaranteeing compliance with laws, norms, standards and regulations, including Comissão de Valores Mobiliários (Securities and Exchange Commission) of Brazil (CVM) and  U.S. Securities and Exchange Commission (SEC) rules.

It is important mentioning that besides participating in the decisions of the Executive Board, subjects submitted to the appreciation of the Executive Board should necessarily have a previous positive assessment of this Director regarding governance, risk and compliance.

The creation of this position does not increase the number of Executive Directors in Petrobras Executive Board, as this post is replacing the seat of the International Executive Director.

The Board of Directors will elect the new Executive Director based on a list of three Brazilian professionals previously selected through a processed that will be conducted by a company specialized in recruiting executives, which will seek for well-known competent market professional in this area.

The Governance, Risk and Compliance Executive Director will serve a three-year term, which may be renewable, and will only be removed if determined by the Board of Directors, with quorum including the vote of at least one Board Member elected by the minority or by the preferred shareholders.

Over the next 60 days, Petrobras will complete the detailing of final structure and the operating model of the new area, as well as the allocation of the activities of the International area.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.